EMAIL: SFeldman@olshanlaw.com DIRECT DIAL: 212.451.2234

June 18, 2014

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Property Management Corporation of America Amendment No. 1 to Registration Statement on Form S-1 (No. 333-196503)

Ladies and Gentlemen:

On behalf of Property Management Corporation of America, a Delaware corporation (the “Company”), we hereby submit in electronic format for filing through EDGAR with the U.S. Securities and Exchange Commission, pursuant to the Securities Act of 1933, as amended, and Rule 101(a)(1)(i) of Regulation S-T, one complete copy of the captioned Amendment No. 1 to Registration Statement on Form S-1 (the “Amendment”), for the registration of 2,000,000 shares of the Company’s common stock, including one complete copy of the exhibits listed in the Amendment as filed therewith.

The Amendment is being filed to reflect a new escrow agent – The Fauquier Bank, rather than Oak View National Bank – to hold the minimum gross proceeds of the offering, and to file the related escrow agreement as Exhibit 10.2 with the Amendment.

Pursuant to Rule 461 of Regulation C of the Securities Act, the Company is also filing its request with the staff of the Commission for acceleration of effectiveness of the Registration Statement to 3:00 p.m. on June 20, 2014, or as soon thereafter as practicable.

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The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to any filing and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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U.S. Securities and Exchange Commission

June 18, 2014

Should any member of the Commission’s staff have any questions concerning the enclosed materials or desire any further information or clarification in respect of the Amendment, please do not hesitate to contact me at (212) 451-2234.

Very truly yours,

/s/ Spencer G. Feldman

Spencer G. Feldman

Enclosures

cc:	Sandra B. Hunter, Esq., Staff Attorney Ms. Shannon Sobotka, Staff Accountant Jennifer Gowetski, Esq., Senior Counsel Division of Corporation Finance

Mr. Michael T. Brigante, Chief Financial Officer Property Management Corporation of America

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